# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advisors' Inner Circle Fund III, CIK 0001593547
CUSIP: 00775Y256
Title of class of securities: ETF Shares
Address of issuer's principal executive offices: ONE FREEDOM VALLEY DRIVE, OAKS, Pennsylvania (PA), 19456
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352864

## Reporting persons
- Forvis Mazars Wealth Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 1,483,178; shared dispositive power 0; aggregate amount beneficially owned 1,483,178 (6.67% of the class)

## Item 1. Issuer
Name of issuer: Advisors' Inner Circle Fund III
Address of issuer's principal executive offices:
ONE FREEDOM VALLEY DRIVE, OAKS, PENNSYLVANIA
19456

## Item 2. Person Filing
Name of person filing: Forvis Mazars Wealth Advisors, LLC
Address of principal business office or, if none, residence:
910 E. ST. LOUIS ST., STE. 200
Springfield, Missouri
65806
Citizenship: Forvis Mazars Wealth Advisors, LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,483,178
Percent of class: 6.67
Sole power to vote or to direct the vote: Forvis Mazars Wealth Advisors, LLC - 0
Shared power to vote or to direct the vote: Forvis Mazars Wealth Advisors, LLC - 0
Sole power to dispose or to direct the disposition: Forvis Mazars Wealth Advisors, LLC - 1,483,178
Shared power to dispose or to direct the disposition: Forvis Mazars Wealth Advisors, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Forvis Mazars Wealth Advisors, LLC: Jessica McVeigh, Compliance Senior Manager (08/11/2026)